SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-36612

ReWalk Robotics Ltd.

(Translation of registrant’s name into English)

Kochav Yokneam Building, Floor 6

P.O. Box 161

Yokneam Ilit, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

ReWalk Robotics Ltd. (the “Company”) hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s 2015 Annual Meeting of Shareholders (the “Meeting”) to be held at 4:00 p.m. (Israel time) on Thursday, December 3, 2015, at the law offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and
(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2 hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd

Date: October 16, 2015	By:	/s/ Larry Jasinski
Name: Larry Jasinski Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Notice and Proxy statement for the 2015 Annual Meeting of Shareholders of the Company to be held on December 3, 2015.

99.2	Proxy card for the 2015 Annual Meeting of Shareholders of the Company to be held on December 3, 2015.

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